EXHIBIT 99.1

FSD Pharma Files Final Base Shelf Prospectus to Replace Expired Base Shelf Prospectus and Form F-3 Registration Statement with the SEC

Toronto, December 22, 2023 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that, further to its press release dated November 6, 2023, in order to replace its prior base shelf prospectus that expired, it has filed and obtained a receipt for its final short form base shelf prospectus dated December 22, 2023 (the “Prospectus”) to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus remains effective (the “Effective Period”).

The Prospectus has been filed in each of the provinces and territories in Canada. The Prospectus enables the Company to offer, issue and sell, from time to time: Class B subordinate voting shares, subscription receipts, warrants and units, or any combination thereof (collectively, the “Securities”) for up to an aggregate offering amount of US$50,000,000, in one or more transactions during the Effective Period. Should the Company decide to offer Securities during the Effective Period, the specific terms, including the use of proceeds from any offering of Securities, will be set forth in one or more related prospectus supplements to the Prospectus.

The Company also filed today a registration statement on Form F-3 (the “Registration Statement”) containing a base shelf prospectus with the United States Securities and Exchange Commission (“SEC”). The Registration Statement is expected to become effective following review by the SEC.  The Registration Statement (when effective) will also qualify the offer, issue and sale, from time to time of Securities up to an aggregate amount of US$50,000,000, subject to limitations, as applicable, under Form F-3. The Registration Statement will be available for use by the Company for a period of three years from its effective date. The terms of any Securities to be offered under the base prospectus will be specified in a prospectus supplement, which will be filed with the SEC in connection with any such offer.

The Company has filed the Prospectus and Registration Statement to provide the Company with greater financial flexibility over the next two years. The Company, however, has not entered into any agreements or arrangements to authorize or offer any securities at this time.

The Company may also use the Prospectus and Registration Statement, as applicable, in connection with an “at-the-market distribution” in accordance with applicable securities laws, which would permit securities to be sold on behalf of the Company through the Canadian Securities Exchange (the “CSE”), Nasdaq Stock Market LLC (“Nasdaq”), or other existing trading markets, as further described in the applicable prospectus supplement.

1

The Registration Statement has been filed with the SEC but is not yet effective. The Securities may not be sold nor may offers to buy be accepted under the Registration Statement prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the Securities, nor shall there be any sale of such Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of Securities will occur solely by means of the base shelf prospectus included in the Registration Statement and/or the Prospectus and one or more prospectus supplements that would be issued at the time of any such offering.

The Company may use the net proceeds from the sale of Securities as outlined in the Prospectus and Registration Statement, as applicable. If any Securities are offered under the Prospectus and/or Registration Statement, as applicable, the terms of any such Securities and any updated intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and/or the SEC, as applicable, at the time of such offering and would be made available by the Company.

A copy of the Prospectus and the preliminary short form base shelf prospectus can be found on the Company’s profile on SEDAR+ at www.sedarplus.ca. A copy of the Registration Statement can be found on the Company’s profile on EDGAR at www.sec.gov.

About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

2

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the Registration Statement becoming effective; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

3